Exhibit 12.1
STANLEY-MARTIN COMMUNITIES, LLC
Ratio of Earnings to Fixed Charges
For the twelve months ended December 31,

	2006	2005	2004	2003	2002
Pretax income from continuing operations before Minority Interest	$19,363,144	$47,346,721	$21,662,697	$19,012,550	$18,788,128
Add: Fixed Charges
Interest Expense	179,527	190,870	206,279	132,969	90,108
Interest component of rent expense	352,986	364,223	198,597	165,600	127,200
Amortization of Capitalized Interest	8,787,519	4,781,856	3,047,801	2,487,729	2,402,159

“Earnings” as defined	$28,683,176	$52,683,670	$25,115,374	$21,798,848	$21,407,595

Fixed Charges:
Interest expense	$179,527	$190,870	$206,279	$132,969	$90,108
Interest component of rent expense	352,986	364,223	198,597	165,600	127,200
Capitalized Interest	19,106,562	12,485,232	4,884,680	2,065,526	1,999,263

Fixed Charges	$19,639,075	$13,040,325	$5,289,556	$2,364,095	$2,216,571

Ratio of Earnings to Fixed Charges	1.46	4.04	4.75	9.22	9.66
Note: The ratio of earnings to fixed charges is calculated on a total enterprise basis. Fixed charges include interest incurred and a portion of rent expense, which represents the estimated interest factor, and amortization of debt expense.